Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

Date: July 11, 2017

FREQUENTLY ASKED QUESTIONS

July 11, 2017

Why is this called a merger of equals?

Since Westar is slightly larger than Great Plains Energy from a financial perspective, Westar shareholders will own 52.5 percent of the new company. This means from an accounting perspective Westar is called the “accounting acquirer.” But this is just for bookkeeping and contracting purposes. In every other aspect this is a merger of equals.

In the first transaction, although we (Great Plains Energy) paid a premium and were acquiring Westar, we approached the people and operations integration as if it were a merger. Now, the financial transaction simply resembles the approach we took with integration the first time around. Much, if not most, of the work teams did for more than a year is still being used to integrate the two companies into one. While there will be some minor differences, the operational savings, the organizations and our approach will be mostly the same.

Terry Bassham will be the CEO of the new company. Mark Ruelle will be the chairman of the board, which will be made up equally of representatives from Westar and Great Plains Energy. The resulting company will have a new name. The company’s executive leadership team will be made up of officers from both KCP&L and Westar.

What is better about this deal than our standalone plan?

KCP&L as a standalone company is one of the smaller investor-owned utilities in the United States. As costs to operate our business continue to increase and demand continues to remain flat or decline, this puts upward pressure on our rates. Over the last ten years, our rates have doubled. While we used to be one of the lowest cost energy providers in the U.S., now our rates are at or slightly above the national average. We cannot continue to simply raise customer rates as our costs increase.

As a larger company we will be better able to deal with flat to declining demand. As a combined company the operations savings we will achieve will help us to earn our allowed returns for shareholders without having to make cuts in service quality as well as avoid or delay future rate increase requests. A merger of equals allows us to unlock all of the operational savings and efficiencies while maintaining a strong balance sheet and credit profile because we do not have to issue debt to put the two companies together.

There were many factors considered when determining whether to continue as a standalone company or to attempt another transaction with Westar. We compared the financial, customer, community and employee benefits of our standalone plan to a merger of equals and on all fronts all stakeholders are better off with these two companies combining:

•	Customers will benefit from operational savings, rate credits and best practices used across both companies;
•	This merger is materially better financially for shareholders;
•	Communities retain their local electric providers; and
•	Employees get a stronger company with more long-term job security and operating budgets that face less immediate pressure to make unsustainable cuts.

Our standalone company is strong. However, the merger makes us even stronger.

Why are we confident the KCC will approve this deal?

There are two key reasons we are confident that the KCC is likely to approve this deal. First, this transaction addresses the concerns the KCC expressed about our first transaction with Westar and it clearly meets the merger standard articulated by the Commission in its Order. Second, we have been working collaboratively with all of the parties who intervened in our last transaction to do everything we can to reduce or address their concerns.

The key areas of the merger standard addressed by our new merger with Westar are:

•	The financial condition of the new combined company will be stronger than either company would have been on a standalone basis;
•	The KCC does not need to evaluate the reasonableness of the purchase price, since this is a merger of equals there is no acquisition premium;
•	This transaction is completed through the stock of both Great Plains Energy and Westar being merged into one new company, so there is no debt needed as part of this transaction;
•	Customers will receive up-front rate credits of $50 million;
•	We have promised no involuntary separations as a result of the transaction (this includes Westar and KCP&L employees);
•	We have promised to maintain 500 jobs in downtown Topeka for at least five years; and
•	We can provide charters and support for quantifiable savings and efficiencies.

What is the process and timeline for receiving all necessary approvals for this deal?

The process will be very similar to the last transaction, except that this time we are immediately filing for approval in Missouri and we are already actively engaged with parties in Kansas to proactively address the concerns they articulated in the last transaction and work to shorten and streamline the approval process.

If all goes well, we could have approval for the merger as early as the first quarter of 2018, with the timeline extending to the second quarter of 2018 if more time is needed.

How should we approach current projects/hiring during the next 300-day clock? Are things on hold until the Westar deal is complete?

First, we are hopeful that it will not take the full 300 days to get approval for this new transaction. We are actively working with regulatory staff, CURB, OPC and all of the intervenors to streamline and make as efficient as possible the approval process.

We are handling hiring the same way we did for the first transaction:

•	Attempt to hold empty positions open (this includes VEEP positions);
•	Where possible disperse critical functions/activities across remaining employees;
•	If there is a critical position that you believe needs to be refilled immediately, you will need to work with your supervisor and get permission to backfill (internally or externally);
•	If you are simply rearranging duties within your existing department or division to accommodate workloads and activities, this can be done without getting permission as long as it doesn’t require a change to the org charts from the previous integration work; however,
•	Please keep in mind when moving people into new positions (or giving them new responsibilities) that most of the org charts from our previous integration work will be used in the new company.

Can Westar employees now seek different positions since it is a merger and not an acquisition?

In the last transaction, we approached the integration process as more of a merger, rather than an acquisition. Our goal was to put the best of both practices into place, as well as give opportunities to grow and lead at both KCP&L and Westar.

As you saw in the announcement, some of the executive leadership positions have changed. In addition, there will be some other minor changes throughout the organization. However, for the most part the organization will be the same as in the last transaction.

In some circumstances, employees may be offered new or different positions this time. In those cases, employees will be approached by leadership in their departments to discuss the new opportunity. However, we will not be reopening the org charts or placement process.

Are we going to offer another round of VEEP in this transaction?

At this point, there is not another round of VEEP being planned.

When does the integration process begin again and where in the process where we left off does it start?

We approached integration the first time around as more of a merger than an acquisition. Remember, we said that we did not “beat” Westar; rather, we competed for the right to merge with them and create a new and better company. Integration teams consisted of Westar and KCP&L employees. The announced officer team included six leaders from Westar. While some minor changes will occur in org charts, most of the integration work and process will be the same.

As a result of all the good work that has already been done, we are ahead of the game:

•	Org charts are nearly completed;
•	We have identified best practices that we want to use across the whole combined organization;
•	We have identified IT, Compliance, HR, Operations and Financial issues that need to be resolved or in place by Day One; and
•	We have chartered operational savings and efficiencies that will save customers money and allow us to earn our authorized return for shareholders.

So, we will continue the integration process much in the same way as we were before. We are just a lot further along than we were the first time we announced a transaction. And, in no small way it was all the integration work that you and your teams did that made this second transaction possible.

What will the new company be called? Will we rebrand the utilities and the holding company? What is the timeline?

We do not know yet what the new company will be called. We will pick back up with the work we already were doing together with Westar to identify a new name for our new company and determine how to implement it.

The new holding company name must be determined and implemented prior to closing the transaction because as a publicly-traded company, we need a name by which to trade on Day One. The timing for how this will be applied to the operating companies is not yet determined. Our goal will be to ensure implementation is cost-effective and smooth, and can effectively involve employees of the combined company.

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy debt and convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Westar Energy are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER.

Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.